UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 10, 2003

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
______________

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)
______________

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark whether the Registrant by furnishing
the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

[English Translation]
January 10, 2003 Asahi Mutual Life Insurance Company Millea Holdings, Inc.

Postponement of Demutualization of Asahi Mutual Life Insurance Company and
Cancellation of its Proposed Business Integration Under Millea Holdings, Inc.

Asahi Mutual Life Insurance Company (Asahi Life) had been preparing to demutualize and integrate its management and businesses under Millea Holdings, Inc. (Millea Holdings) around 2004. However, Asahi Life decided to postpone its plan to demutualize around 2004 based on the following considerations:

(a)	Asahi Life currently intends to enhance the soundness of its financial base and to strengthen its profit generating capacity by achieving comprehensive management reform based on its implementation of “Project R” and its new business strategy “SUCCESS A”.
(b)	Based on prevailing conditions, Asahi Life believes demutualization could adversely affect its ability to distribute profits to policyholders and is not currently in the best interest of its policyholders.

Asahi Life has requested Millea Holdings to cancel the proposed business integration of Asahi Life under Millea Holdings — which had been conditioned on, among other things, Asahi Life’s demutualization. Millea Holdings agreed to Asahi Life’s request, respecting the business decision.

Asahi Life expects to continue, as its top priority objectives, implementation of “Project R” and “SUCCESS A” and intends to enhance the soundness of its financial base and to strengthen its profit generating capacity. In the future, Asahi Life intends to demutualize and present a proposal to Millea Holdings to integrate its management and businesses based on prevailing economic conditions and other factors. Millea Holdings will, at any such time, consider whether to accept an Asahi Life proposal of integration.

As a result of today’s announcement, Millea Insurance Group will no longer exist. Asahi Life and Millea Holdings and its subsidiaries expect to maintain good relationships and promote mutually beneficial business practices and operations, including continued distribution of property and casualty insurance products through Asahi Life sales personnel and joint development efforts relating to 401k-type Japanese retirement plans.

For further information, please contact:

Yoshinobu Kageyama General Manager Public Relations Unit Public Relations & Advertising Department Asahi Mutual Life Insurance Company Telephone: 03-5322-5406	Masayuki Ito Group Leader Corporate Communications Group Corporate Planning Department Millea Holdings, Inc. Telephone: 03-6212-3341

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2003	KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.) By: /s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department